UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 3)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ELI LILLY AND COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, No Par Value

(Title of Class of Securities)

532457108
(CUSIP Number of Class of Securities)

Michael J. Harrington, Esq.

General Counsel
Eli Lilly and Company

Lilly Corporate Center
Indianapolis, Indiana 46285

(317) 276-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Raymond O. Gietz, Esq.

Corey R. Chivers, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$7,934,928,309.60	$961,713.31

(1)         This valuation assumes the acquisition of up to 67,188,216 shares of common stock, no par value, of Eli Lilly and Company (“Lilly common stock”) in exchange for shares of common stock, no par value, of Elanco Animal Health Incorporated (“Elanco common stock”) held by Eli Lilly and Company. Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $118.10, the average of the high and low sale prices of Lilly common stock on the New York Stock Exchange on February 7, 2019 and (ii) 67,188,216, the maximum number of shares of Lilly common stock to be acquired in the exchange offer (based on the indicative exchange ratio of 4.3652 in effect following the close of trading on the New York Stock Exchange on February 7, 2019, the last trading day prior to commencement of the exchange offer).

(2)         Computed in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $961,713.31	Filing Party: Elanco Animal Health Incorporated
Form or Registration No.: Registration Statement on Form S-4
(No. 333-229577).	Date Filed: February 8, 2019

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐            third -party tender offer subject to Rule 14d-1

☒          issuer tender offer subject to Rule 13e-4

☐            going-private transaction subject to Rule 13e-3

☐            amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐ If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Eli Lilly and Company, an Indiana corporation (“Lilly”), with the Securities and Exchange Commission (“SEC”) on February 8, 2019, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed with the SEC on February 19, 2019 and Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed with the SEC on February 22, 2019 (as so amended, the “Schedule TO”). This Amendment relates to the offer by Lilly to exchange up to an aggregate of 293,290,000 shares of common stock, no par value (“Elanco common stock”), of Elanco Animal Health Incorporated, an Indiana corporation (“Elanco”), for outstanding shares of common stock, no par value, of Lilly (“Lilly common stock”), upon the terms and subject to the conditions set forth in the Prospectus, dated March 5, 2019 (the “Prospectus”) and the related Letter of Transmittal and instructions thereto (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, Elanco has filed under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-229577) (as amended through the date hereof, the “Registration Statement”), of which the Prospectus forms a part, to register the shares of Elanco common stock offered in exchange for shares of Lilly common stock tendered in the Exchange Offer. The information set forth in the Prospectus and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO.

Item 4.   Terms of the Transaction.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

For each share of Lilly common stock that is validly tendered and not validly withdrawn pursuant to the Exchange Offer and accepted by Lilly, Lilly will deliver 4.5121 shares of Elanco common stock.

Because the Exchange Offer will be subject to proration if the Exchange Offer is oversubscribed, the number of shares of Lilly common stock that Lilly accepts in the Exchange Offer may be less than the number of shares tendered by shareholders. Based on the final exchange ratio, Lilly would accept for exchange approximately 65,000,776 shares of Lilly common stock upon consummation of a fully subscribed exchange offer.

On March 7, 2019, Lilly issued a press release announcing the final exchange ratio of the Exchange Offer, which is incorporated herein by reference.

Item 12.       Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description

(a)(4)(ii)	Prospectus, dated March 5, 2019 (incorporated by reference to Elanco Animal Health Incorporated’s prospectus filed with the SEC pursuant to Rule 424(b)(3) on March 5, 2019).

(a)(4)(xx)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 22, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 22, 2019).

(a)(4)(xxi)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 25, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 25, 2019).

(a)(4)(xxii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 26, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 26, 2019).

2

Exhibit Number	Description
(a)(4)(xxiii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 27, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 27, 2019).

(a)(4)(xxiv)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 28, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 28, 2019).

(a)(4)(xxv)

Text of the website that is being maintained in connection with the Exchange Offer, updated on March 1, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on March 1, 2019).

(a)(4)(xxvi)

Text of the website that is being maintained in connection with the Exchange Offer, updated on March 4, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on March 4, 2019).

(a)(4)(xxvii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on March 5, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on March 5, 2019).

(a)(4)(xxviii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on March 6, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on March 6, 2019).

(a)(4)(xxix)	Press Release by Eli Lilly and Company, dated March 7, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on March 7, 2019).

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2019

ELI LILLY AND COMPANY

By:	/s/ David A. Ricks
Name:	David A. Ricks
Title:	Chairman and Chief Executive Officer

4

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)

Form of Letter of Transmittal (Certificated Shareholders) (incorporated by reference to Exhibit 99.1 to Elanco Animal Health Incorporated’s Registration Statement on Form S-4 (Registration No. 333-229577), filed with the Securities and Exchange Commission on February 8, 2019 (the “Registration Statement”)).

(a)(1)(ii)	Form of Letter of Transmittal (Direct Registration Shareholders) (incorporated by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Instruction Booklet to the Letter of Transmittal (incorporated by reference to Exhibit 99.3 to the Registration Statement).

(a)(1)(iv)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 to the Registration Statement).

(a)(1)(v)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to Exhibit 99.5 to the Registration Statement).

(a)(1)(vi)

Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (incorporated by reference to reference to Exhibit 99.6 to the Registration Statement).

(a)(1)(vii)	Form of Notice of Withdrawal (incorporated by reference to Exhibit 99.7 to the Registration Statement).

(a)(4)(i)	Press Release by Eli Lilly and Company, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filing with the SEC on February 8, 2019).

(a)(4)(ii)	Prospectus, dated March 5, 2019 (incorporated by reference to Elanco Animal Health Incorporated’s prospectus filed with the SEC pursuant to Rule 424(b)(3) on March 5, 2019).

(a)(4)(iii)	Press Release to Holders Registered through Euroclear France, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(iv)	Election and Withdrawal Forms for Participants in Savings Plans, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(v)	Savings Plan Exchange Offer Guide, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(vi)	Elanco Stock Fund Fact Sheet, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(vii)	Lilly Benefits Center Talking Points, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(viii)	Communication to Lilly Employees, dated February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(ix)	Lilly Benefits Center Information Page, dated February 8, 2019 (incorporated by reference to

Exhibit Number	Description
Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(x)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 8, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 8, 2019).

(a)(4)(xi)	Blackout Notice Provided to Directors and Section 16 Officers of Lilly, dated February 11, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 11, 2019).

(a)(4)(xii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 11, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 11, 2019).

(a)(4)(xiii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 12, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 12, 2019).

(a)(4)(xiv)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 13, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 13, 2019).

(a)(4)(xv)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 14, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 14, 2019).

(a)(4)(xvi)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 15, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 15, 2019).

(a)(4)(xvii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 19, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 19, 2019).

(a)(4)(xviii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 20, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 20, 2019).

(a)(4)(xix)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 21, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 21, 2019).

(a)(4)(xx)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 22, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 22, 2019).

(a)(4)(xxi)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 25, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 25, 2019).

(a)(4)(xxii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 26, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 26, 2019).

Exhibit Number	Description
(a)(4)(xxiii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 27, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 27, 2019).

(a)(4)(xxiv)

Text of the website that is being maintained in connection with the Exchange Offer, updated on February 28, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on February 28, 2019).

(a)(4)(xxv)

Text of the website that is being maintained in connection with the Exchange Offer, updated on March 1, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on March 1, 2019).

(a)(4)(xxvi)

Text of the website that is being maintained in connection with the Exchange Offer, updated on March 4, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on March 4, 2019).

(a)(4)(xxvii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on March 5, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on March 5, 2019).

(a)(4)(xxviii)

Text of the website that is being maintained in connection with the Exchange Offer, updated on March 6, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on March 6, 2019).

(a)(4)(xxix)	Press Release by Eli Lilly and Company, dated March 7, 2019 (incorporated by reference to Eli Lilly and Company’s Form 425 filed with the SEC on March 7, 2019).

(a)(5)(i)	Form of Notice to Participants in Savings Plans (incorporated by reference to Exhibit 99.8 to the Registration Statement).

(h)(i)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax consequences of the exchange offer (incorporated by reference to Exhibit 8.1 to the Registration Statement).